UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

  Under The Securities Exchange Act of 1934

Exquisite Acquisition, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

(CUSIP Number)

Photozou Co., Ltd., 2-24-13-904, Kamiosaki, Shinagawa-ku Tokyo, 141-0021 Japan

(Name, and Address of Person

Authorized to Receive Notices and Communications)

January 13, 2017

(Date Of Event Which Requires Filing Of This Statement)

If the filing person or entity has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.   |_|

SCHEDULE 13D

(1)	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Photozou Co., Ltd.,

Address: 2-24-13-904, Kamiosaki, Shinagawa-ku Tokyo, 141-0021 Japan

Koichi Ishizuka is the controlling party of Photozou Co., Ltd.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	|_|
	(b)	|_|

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) |_|

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
8,000,000
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
8,000,000
(10) SHARED DISPOSITIVE POWER
0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON OR ENTITY

                                            8,000,000

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                              100%

(14)	TYPE OF REPORTING PERSON/ENTITY

                                            COMPANY

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.0001 per share, of Exquisite Acquisition, Inc., a Delaware corporation, with its principal place of business located at 2-24-13-904, Kamiosaki, Shinagawa-ku Tokyo, 141-0021 Japan.

ITEM 2. IDENTITY AND BACKGROUND.

The name of the person filing this statement is Koichi Ishizuka whom represents the shareholder herein, Photozou Co., Ltd., Ltd., hereinafter sometimes referred to as the “Reporting Entity” or “Reporting Entity.” Photozou Co., Ltd., has an address located at 2-24-13-904, Kamiosaki, Shinagawa-ku Tokyo, 141-0021 Japan.

During the past ten years, the Reporting Person (including its control party) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, the Reporting Entity has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last ten years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On January 13, 2017, the Reporting Entity, and Thomas DeNunzio consummated the Share Purchase Agreement, pursuant to which the Reporting Entity purchased 8,000,000 shares of common stock of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the transaction was for a change in control of the Issuer, based on a private sale of 8,000,000 shares of common stock held by Thomas DeNunzio to Photozou Co., Ltd. The transaction closed on January 13, 2017.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Photozou Co., Ltd., beneficially owns 8,000,000 shares of the Issuers Common Stock. Koichi Ishizuka as control shareholder of Photozou Co., Ltd. is deemed to be the indirect beneficial shareholder.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature:

Date: January 20, 2017

/s/ Koichi Ishizuka
Koichi Ishizuka